FOR IMMEDIATE RELEASE

CENTRAL VALLEY COMMUNITY BANCORP REPORTS EARNINGS RESULTS FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2023, AND QUARTERLY DIVIDEND

FRESNO, CALIFORNIA... January 18, 2024... The Board of Directors of Central Valley Community Bancorp (Company) (NASDAQ: CVCY), the parent company of Central Valley Community Bank (Bank), reported today unaudited consolidated net income of $25,536,000, and fully diluted earnings per common share of $2.17 for the year ended December 31, 2023, compared to $26,645,000 and $2.27 per fully diluted common share for the year ended December 31, 2022. Unaudited consolidated net income for the quarter ended December 31, 2023 is reported as $5,893,000, with fully diluted earnings per common share of $0.50, compared to $7,633,000 and $0.65 per fully diluted common share for the quarter ended December 31, 2022.
FOURTH QUARTER AND ANNUAL FINANCIAL HIGHLIGHTS
•Net income for the fourth quarter of 2023 decreased to $5,893,000 or $0.50 per diluted common share, compared to $6,390,000 and $0.54, respectively, in the third quarter of 2023.
•Net loans increased $30.7 million or 2.46%, and total assets increased $10.9 million or 0.45% at December 31, 2023 compared to December 31, 2022. During the fourth quarter, net loans increased $16.3 million or 1.29%.
•Total deposits decreased 2.76% to $2.04 billion at December 31, 2023 compared to December 31, 2022.
•Total cost of deposits decreased to 0.87% for the quarter ended December 31, 2023 compared to 0.90% for the quarter ended September 30, 2023.
•Average non-interest bearing demand deposit accounts as a percentage of total average deposits was 46.61% and 50.42% for the quarters ended December 31, 2023 and December 31, 2022, respectively.
•Net interest margin increased to 3.52% for the quarter ended December 31, 2023, from 3.47% for the quarter ended September 30, 2023.
•There were no non-performing assets for the quarter ended December 31, 2023. Additionally, net loan recoveries were $170,000 and loans delinquent more than 30 days were $769,000.
•Capital positions remain strong at December 31, 2023 with a 9.18% Tier 1 Leverage Ratio; a 12.78% Common Equity Tier 1 Ratio; a 13.07% Tier 1 Risk-Based Capital Ratio; and a 16.08% Total Risk-Based Capital Ratio.
•The Company declared a $0.12 per common share cash dividend, payable on February 16, 2024 to shareholders of record as of February 2, 2024.

- more -

Central Valley Community Bancorp -- page 2
“The Company’s 44-year track record of sustained performance and its strong capital position created opportunity for franchise growth in 2023, while strengthened commercial management and exceptional client service enhanced lending performance in Q4. Add the announced acquisition of Community West Bancshares, and it is clear 2023 was an eventful year – as well as a year of industry challenges, continued deposit compression, inflationary impacts and some interest rate stabilization,” said James J. Kim, President and CEO.

“The Company is pleased to report that the merger with Community West Bancshares and Community West Bank has received all customary regulatory approvals and final preparations for an April 1, 2024 closing are underway. We look forward to welcoming the Community West team of professional bankers and blending our complementary service cultures to support clients and communities throughout this expanded Central Coast territory. All of which we expect to bring further shareholder value in a stabilizing 2024 economy.”

“Lastly, I want to thank our team whose unwavering attention to client success has been the backbone of our Company’s strength for over four decades. I am deeply grateful for their consistent performance as they uphold the highest standards of true community bankers.”

Results of Operations

	Three months ended			Year ended
(In thousands, except share and	December 31,	September 30,	December 31,	December 31,
per-share amounts)	2023	2023	2022	2023	2022
Net interest income before provision for credit losses	$20,115	$20,527	$21,993	$82,429	$79,566
Provision (credit) for credit losses	(168)	186	500	309	995
Net interest income after provision (credit) for credit losses	20,283	20,341	21,493	82,120	78,571
Total non-interest income	2,267	1,583	970	7,020	5,054
Total non-interest expenses	14,854	13,436	12,152	55,300	48,484
Income before provision for income taxes	7,696	8,488	10,311	33,840	35,141
Provision for income taxes	1,803	2,098	2,678	8,304	8,496
Net income	$5,893	$6,390	$7,633	$25,536	$26,645

- more -

Central Valley Community Bancorp -- page 3
For the quarter ended December 31, 2023, the Company reported unaudited consolidated net income of $5,893,000 and earnings per diluted common share of $0.50, compared to consolidated net income of $7,633,000 and $0.65 per diluted share for the same period in 2022. Net income for the period was impacted by a decrease in net interest income after provision for credit losses of $1,210,000 and an increase in total non-interest expenses of $2,702,000, partially offset by an increase in non-interest income of $1,297,000 and a decrease in the provision for income taxes of $875,000. The effective tax rate decreased to 23.43% from 25.97% for the quarters ended December 31, 2023 and December 31, 2022, respectively. The increase in non-interest expense as compared to the prior year’s quarter was primarily due to an increase in non-recurring professional services, increases in salaries and employee benefits from annual deferred compensation and post-retirement accrual true-ups, and increases to occupancy and equipment from capital asset additions related to new banking center openings and relocations. The increase in non-interest income was the result of gains recorded on the sale of assets, and smaller realized losses recorded on the sale of investment securities. Net income for the immediately trailing quarter ended September 30, 2023 was $6,390,000, or $0.54 per diluted common share.

For the year ended December 31, 2023, the Company reported unaudited consolidated net income of $25,536,000 and earnings per diluted common share of $2.17, compared to consolidated net income of $26,645,000 and $2.27 per diluted share for the same period in 2022. Net income for the period was impacted by an increase in total non-interest expenses of $6,816,000, partially offset by an increase in net interest income before provision for credit losses of $2,863,000, an increase in non-interest income of $1,966,000, and a decrease in the provision for income taxes of $192,000. The effective tax rate increased to 24.54% from 24.18% for the year ended December 31, 2023 and December 31, 2022, respectively. Increases in non-interest expenses for the year-to-date period were impacted by increased salary expense, inflationary impacts of increased cost of services, and non-recurring legal fees and professional services, including merger-related expenses. The increase in non-interest income was the result of gains recorded on the sale of assets, and smaller realized losses recorded on the sale of investment securities.

Return on average equity (ROAE) for the year ended December 31, 2023 was 13.81%, compared to 14.25% for the same period of 2022. The decrease in ROAE reflects a decrease in net income and a modest increase in average total shareholders’ equity compared to the prior year. The modest increase in average shareholders’ equity during 2023 was primarily driven by the retention of earnings, partially offset by dividends paid and an increase in the average accumulated other comprehensive losses. Return on average assets (ROAA) was 1.04% for the year ended December 31, 2023 compared to 1.09% for the same period in 2022.

- more -

Central Valley Community Bancorp -- page 4
The effective yield on average investment securities, including interest earning deposits in other banks and Federal funds sold, was 3.18% for the quarter ended December 31, 2023, compared to 2.76% for the quarter ended December 31, 2022 and 3.26% for the quarter ended September 30, 2023. The effective yield on average investment securities, including interest earning deposits in other banks and Federal funds sold, was 3.15% for the year ended December 31, 2023, compared to 2.45% for the year ended December 31, 2022.

Total average loans increased by $29,570,000 to $1,268,322,000 for the quarter ended December 31, 2023, from $1,238,752,000 for the quarter ended December 31, 2022 and increased by $2,026,000 from $1,266,296,000 for the quarter ended September 30, 2023. The effective yield on average loans was 5.62% for the quarter ended December 31, 2023, compared to 5.17% and 5.54% for the quarters ended December 31, 2022 and September 30, 2023, respectively. Total average loans increased by $129,307,000 to $1,263,226,000 for the year ended December 31, 2023, from $1,133,919,000 for the year ended December 31, 2022. The effective yield on average loans was 5.53% for the year ended December 31, 2023, compared to 4.93% for the year ended December 31, 2022.

The Company’s net interest margin (fully tax equivalent basis) was 3.52% for the quarter ended December 31, 2023, compared to 3.80% for the quarter ended December 31, 2022 and 3.47% for the quarter ended September 30, 2023. Net interest income, before provision for credit losses, decreased $1,878,000, or 8.54%, to $20,115,000 for the fourth quarter of 2023, compared to $21,993,000 for the same period in 2022. The net interest margin period-to-period comparisons were impacted by the Federal Open Market Committee's rate hikes since the first quarter of 2022, in which the upper bound of the Fed Funds target rate have increased by 525 basis points, from 0.25% to 5.50%. Over the last year, the Company's yield on interest earning assets has increased from 4.03% for the quarter ended December 31, 2022 to 4.51% for the quarter ended December 31, 2023. Additionally, the Company has been impacted by higher costs on interest-bearing liabilities, in which the cost of total deposits increased to 0.87% from 0.09% when comparing the quarters ended December 31, 2023 and 2022. The increase in the cost of deposits is primarily attributed to volume and rate increases in the money market and time deposit portfolios.

- more -

Central Valley Community Bancorp -- page 5
The Company’s net interest margin (fully tax equivalent basis) was 3.58% for the year ended December 31, 2023, compared to 3.52% for the year ended December 31, 2022. Net interest income, before provision for credit losses, increased $2,863,000, or 3.60%, to $82,429,000 for the year ended December 31, 2023, compared to $79,566,000 for the same period in 2022. Net interest income during the year ended December 31, 2023 and 2022 benefited by approximately $165,000 and $649,000, respectively, from prepayment penalties associated with the payoff of loans. The net interest margin period-to-period comparisons were impacted by the increase in the yield on total interest-earning assets and interest-bearing liabilities. Over the same periods, total interest-earning assets experienced a yield increase to 4.43% from 3.66%, and the cost of total deposits increased to 0.72% from 0.06%. The increase in the cost of deposits is primarily attributed to volume and rate increases in the money market and time deposit portfolios.

Non-Interest Income - The following tables present the key components of non-interest income for the periods indicated:

	Three months ended December 31,
(Dollars in thousands)	2023	2022	$ Change	% Change
Service charges	$372	$457	$(85)	(18.6)%
Appreciation in cash surrender value of bank owned life insurance	271	248	23	9.3%
Interchange fees	427	495	(68)	(13.7)%
Loan placement fees	169	177	(8)	(4.5)%
Net realized gain on sale of assets	372	3	369	12300.0%
Net realized losses on sales and calls of investment securities	(424)	(953)	529	(55.5)%
Federal Home Loan Bank dividends	148	109	39	35.8%
Other income	932	434	498	114.7%
Total non-interest income	$2,267	$970	$1,297	133.7%

	Year ended December 31,
(Dollars in thousands)	2023	2022	$ Change	% Change
Service charges	$1,503	$2,014	$(511)	(25.4)%
Appreciation in cash surrender value of bank owned life insurance	1,035	985	50	5.1%
Interchange fees	1,780	1,847	(67)	(3.6)%
Loan placement fees	584	899	(315)	(35.0)%
Net realized gain on sale of assets	402	15	387	2580.0%
Net realized losses on sales and calls of investment securities	(720)	(1,730)	1,010	(58.4)%
Federal Home Loan Bank dividends	498	367	131	35.7%
Other income	1,938	657	1,281	195.0%
Total non-interest income	$7,020	$5,054	$1,966	38.9%

- more -

Central Valley Community Bancorp -- page 6
The increase in other income for the year ended December 31, 2023 was primarily due to the change in equity investment gain (loss), which was a $91,000 gain for the year ended December 31, 2023 compared to a ($858,000) loss for the year ended December 31, 2022. The decrease in service charges was the result of a reduction in the fees charged for non-sufficient funds.

Non-Interest Expense - The following table presents the key components of non-interest expense for the periods indicated:

	Three months ended December 31,
(Dollars in thousands)	2023	2022	$ Change	% Change
Salaries and employee benefits	$7,885	$7,416	$469	6.3%
Occupancy and equipment	1,715	1,262	453	35.9%
Information technology	919	879	40	4.6%
Regulatory assessments	388	211	177	83.9%
Data processing expense	672	596	76	12.8%
Professional services	1,349	68	1,281	1883.8%
ATM/Debit card expenses	189	221	(32)	(14.5)%
Advertising	159	141	18	12.8%
Directors’ expenses	150	98	52	53.1%
Amortization of core deposit intangibles	—	34	(34)	(100.0)%
Loan related expenses	113	119	(6)	(5.0)%
Personnel other	30	104	(74)	(71.2)%
Other expense	1,285	1,003	282	28.1%
Total non-interest expenses	$14,854	$12,152	$2,702	22.2%

The increase in occupancy and equipment is the result of banking center relocations and a banking center opening. The increase in regulatory assessments was the result of an FDIC adjustment to their rate and assessment multiplier. The increase in professional services was the result of non-recurring legal fees and professional fees, including $581,000 associated with the Company’s announced merger.
- more -

Central Valley Community Bancorp -- page 7

	Year ended December 31,
(Dollars in thousands)	2023	2022	$ Change	% Change
Salaries and employee benefits	$31,367	$28,917	$2,450	8.5%
Occupancy and equipment	5,726	5,131	595	11.6%
Information technology	3,616	3,344	272	8.1%
Regulatory assessments	1,312	851	461	54.2%
Data processing expense	2,621	2,245	376	16.7%
Professional services	3,425	1,519	1,906	125.5%
ATM/Debit card expenses	757	809	(52)	(6.4)%
Advertising	542	557	(15)	(2.7)%
Directors’ expenses	614	282	332	117.7%
Amortization of core deposit intangibles	68	454	(386)	(85.0)%
Loan related expenses	478	479	(1)	(0.2)%
Personnel other	404	323	81	25.1%
Other expense	4,370	3,573	797	22.3%
Total non-interest expenses	$55,300	$48,484	$6,816	14.1%

The increase in salaries and benefits and director expenses was primarily due to credits of $550,000 in post-retirement costs recorded in the prior year, a result of changes in the discount rate, compared to expense of $910,000 recorded in the current year. Additionally, increases in salaries and benefits were a reflection of salary adjustments due to market conditions. The increase in professional services was due to non-recurring legal and professional fees, including $1,191,000 related to the announced merger.

Balance Sheet Summary
Total assets for the period ended December 31, 2023 increased $10,907,000 or 0.45% compared to the period ended December 31, 2022, and decreased $56,381,000 or 2.33% compared to the third quarter of 2023. Asset growth during the year ended December 31, 2023 was driven by increases in loans, cash, and bank premises, partially offset by decreases in the investment security portfolio. Total average assets for the quarter ended December 31, 2023 were $2,416,929,000 compared to $2,441,652,000 for the quarter ended December 31, 2022 and $2,502,985,000 for the quarter ended September 30, 2023, a decrease of $24,723,000 or 1.01% and a decrease of $86,056,000 or 3.52%, respectively.

For the quarter ended December 31, 2023, the Company’s average investment securities decreased by $85,032,000, or 7.90%, compared to the quarter ended December 31, 2022, and decreased by $20,205,000, or 2.00%, compared to the quarter ended September 30, 2023. For the year ended December 31, 2023, the Company’s average investment securities, decreased by $115,757,000, or 10.23%, compared to the year ended December 31, 2022. These decreases for both periods were the result of sales, maturities, and the change in the unrealized loss position on available for sale securities.

- more -

Central Valley Community Bancorp -- page 8
In comparing the quarter ended December 31, 2023 to the quarters ended September 30, 2023 and December 31, 2022, total average gross loans increased by $2,026,000 or 0.16% and increased $29,570,000 or 2.39%, respectively. Year-to-date average gross loans increased $129,307,000 or 11.40% when compared to the year ended December 31, 2022.

The following table shows the Company’s outstanding loan portfolio composition as of December 31, 2023 and December 31, 2022:

	December 31, 2023		December 31, 2022
Loan Type (dollars in thousands)	Amount	% of Total	Amount	% of Total
Commercial:
Commercial and industrial	$105,466	8.2%	$141,197	11.2%
Agricultural production	33,556	2.6%	37,007	2.9%
Total commercial	139,022	10.8%	178,204	14.1%
Real estate:
Construction & other land loans	33,472	2.6%	109,175	8.7%
Commercial real estate - owner occupied	215,146	16.7%	194,663	15.5%
Commercial real estate - non-owner occupied	539,522	41.9%	464,809	37.1%
Farmland	120,674	9.3%	119,648	9.5%
Multi-family residential	61,307	4.7%	24,586	2.0%
1-4 family - close-ended	96,558	7.5%	93,510	7.4%
1-4 family - revolving	27,648	2.1%	30,071	2.4%
Total real estate	1,094,327	84.8%	1,036,462	82.6%
Consumer	55,606	4.3%	40,252	3.2%
Net deferred origination costs	1,842	0.1%	1,386	0.1%
Total gross loans	1,290,797	100.0%	1,256,304	100.0%
Allowance for credit losses	(14,653)		(10,848)
Total loans	$1,276,144		$1,245,456

Total average deposits decreased $54,033,000, or 2.49%, to $2,115,042,000 for the quarter ended December 31, 2023, compared to $2,169,075,000 for the quarter ended December 31, 2022, and decreased $96,042,000, or 4.34%, compared to $2,211,084,000 for the quarter ended September 30, 2023. The Company’s ratio of average non-interest bearing deposits to total deposits was 46.61% for the quarter ended December 31, 2023, compared to 50.42% and 44.54% for the quarters ended December 31, 2022 and September 30, 2023, respectively.

Total average deposits decreased $851,000, or 0.04%, to $2,155,241,000 for the year ended December 31, 2023, compared to $2,156,092,000 for the year ended December 31, 2022. The Company’s ratio of average non-interest bearing deposits to total deposits decreased to 45.84% for the year ended December 31, 2023 compared to 46.68% for the year ended December 31, 2022.
- more -

Central Valley Community Bancorp -- page 9

The composition of deposits at December 31, 2023 and December 31, 2022 is summarized in the table below:

	December 31, 2023		December 31, 2022
(Dollars in thousands)	Amount	% of Total	Amount	% of Total
NOW accounts	$251,334	12.3%	$324,089	15.4%
MMA accounts	497,043	24.4%	435,783	20.8%
Time deposits	162,085	7.9%	67,923	3.2%
Savings deposits	179,609	8.8%	215,287	10.3%
Total interest-bearing	1,090,071	53.4%	1,043,082	49.7%
Non-interest bearing	951,541	46.6%	1,056,567	50.3%
Total deposits	$2,041,612	100.0%	$2,099,649	100.0%

The Company has significant liquidity, both on and off-balance sheet, to meet customer demand. During the year-to-date period, the Company’s cash and cash equivalents increased $22,558,000 to $53,728,000 compared to $31,170,000 at December 31, 2022. The Company had $80,000,000 in short-term borrowings at December 31, 2023 compared to $46,000,000 at December 31, 2022.

At December 31, 2023 and December 31, 2022, the Company had the following sources of primary and secondary liquidity:

Liquidity Sources (in thousands)	December 31, 2023	December 31, 2022
Cash and cash equivalents	$53,728	$31,170
Unpledged investment securities	574,633	758,389
Excess pledged securities	116,740	81,527
FHLB borrowing availability	307,483	319,309
FRB Bank Term Funding Program (BTFP) availability	1,174	—
Unsecured lines of credit availability	110,000	110,000
Funds available through FRB discount window	4,206	4,702
Total	$1,167,964	$1,305,097

Credit Quality
During the fourth quarter of 2023, the Company recorded net loan recoveries of $170,000 compared to $18,000 in net charge-offs for the same period in 2022. The net charge-off ratio, which reflects annualized net charge-offs to average loans, was (0.05)% for the quarter ended December 31, 2023 compared to 0.01% for the quarter ended December 31, 2022. During the quarter ended December 31, 2023, the Company recorded a credit of $1,051,000 to the provision for credit losses on loans, compared to a $500,000 provision for the quarter ended December 31, 2022. The credit to the provision for loan losses, as of quarter ended December 31, 2023, was due to improvements in the risk profile of a substandard loan that was partially paid down during the quarter. Offsetting the credit to the provision of credit losses on loans, for the quarter ended December 31, 2023, was a provision for credit losses on held-to-maturity securities and unfunded loan commitments totaling $883,000 as of the quarter
- more -

Central Valley Community Bancorp -- page 10
ended December 31, 2023. The provision for credit losses on held-to-maturity securities was due to changes in the economic scenarios as they relate to specific corporate bonds.

The following table shows the Company’s loan portfolio allocated by management’s internal risk ratings:

Loan Risk Rating (In thousands)	December 31, 2023	September 30, 2023	December 31, 2022
Pass	$1,263,709	$1,233,705	$1,197,496
Special mention	9,000	24,740	31,023
Substandard	18,088	16,966	27,785
Doubtful	—	—	—
Total	$1,290,797	$1,275,411	$1,256,304
At December 31, 2023, the allowance for credit losses for loans was $14,653,000, compared to $10,848,000 at December 31, 2022, a net increase of $3,805,000 reflecting a CECL implementation Day 1 adjustment of $3,910,000, a credit to the provision of $84,000 and net charge-offs during the period. The allowance for credit losses as a percentage of total loans was 1.14% and 0.86% as of December 31, 2023 and December 31, 2022, respectively. The Company believes the allowance for credit losses is adequate to provide for expected credit losses within the loan portfolio at December 31, 2023.

Cash Dividend Declared
On January 17, 2024, the Board of Directors of the Company declared a regular quarterly cash dividend of $0.12 per share on the Company’s common stock. The dividend is payable on February 16, 2024 to shareholders of record as of February 2, 2024. The Company continues to be well capitalized and expects to maintain adequate capital levels.

Proposed Merger Update
On October 10, 2023, the Company announced that it had entered into an Agreement and Plan of Reorganization and Merger, dated as of October 10, 2023 (the “Merger Agreement”), with Community West Bancshares, a California corporation (“Community West”). Pursuant to the terms of the Merger Agreement, Community West will be merged with and into the Company, with the Company as the surviving institution, promptly followed by the merger of Community West’s wholly-owned bank subsidiary, Community West Bank, N.A., a national banking association, with and into Central Valley Community Bank, a California state-chartered bank and wholly-owned bank subsidiary of Central Valley (“CVCB”), with CVCB as the surviving banking institution (the “Bank Merger”).

The Company has received all regulatory approvals without adverse regulatory conditions required to complete the merger with Community West and the Bank Merger. The proposed transaction is subject to the approval of the shareholders of the Company and Community West at their respective special shareholder meetings to be held on
- more -

Central Valley Community Bancorp -- page 11
February 8, 2024. The transaction is expected to be completed on April 1, 2024 pending shareholder approval and the satisfaction of other customary closing conditions.

Company Overview
Central Valley Community Bancorp trades on the NASDAQ stock exchange under the symbol CVCY. Central Valley Community Bank (CVCB), headquartered in Fresno, California, was founded in 1979 and is the sole subsidiary of Central Valley Community Bancorp. CVCB operates full-service Banking Centers throughout California’s San Joaquin Valley and Greater Sacramento region, in addition to CVCB maintaining Commercial, Real Estate, and Agribusiness Lending, as well as Private Business Banking and Cash Management Departments.

Members of Central Valley Community Bancorp’s and CVCB’s Board of Directors are: Daniel J. Doyle (Chairman), Daniel N. Cunningham (Vice Chairman), F. T. “Tommy” Elliott, IV, Robert J. Flautt, Gary D. Gall, James J. Kim, Andriana D. Majarian, Steven D. McDonald, Louis C. McMurray, Karen A. Musson, Dorothea D. Silva and William S. Smittcamp.

More information about Central Valley Community Bancorp and Central Valley Community Bank can be found at www.cvcb.com. Also, visit Central Valley Community Bank on Twitter, Facebook and LinkedIn.
###
- more -

Central Valley Community Bancorp -- page 12
Forward-looking Statements- Certain matters discussed in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are forward-looking in nature and involve a number of risks and uncertainties. Such risks and uncertainties include, but are not limited to (1) significant increases in competitive pressure in the banking industry; (2) the impact of changes in interest rates; (3) a decline in economic conditions in the Central Valley and the Greater Sacramento Region, including the impact of inflation; (4) the Company’s ability to continue its internal growth at historical rates; (5) the Company’s ability to maintain its net interest margin; (6) the decline in quality of the Company’s earning assets; (7) a decline in credit quality; (8) changes in the regulatory environment; (9) fluctuations in the real estate market; (10) changes in general economic and business conditions, including inflation; (11) changes and trends in the securities markets (12) risks associated with acquisitions, relating to difficulty in integrating combined operations and related negative impact on earnings, and incurrence of substantial expenses; (13) political developments, uncertainties or instability, acts of war or terrorism, or hostilities; (14) natural disasters, such as earthquakes, drought, pandemic diseases or extreme weather events, any of which may affect services we use or affect our customers, employees or third parties with which we conduct business; (15) risks related to the proposed merger with Community West, including, among others, conditions to the closing of the merger may not be satisfied; the Company’s and Community West respective shareholders may fail to provide the requisite approvals for the consummation of the merger; the expected business expansion may be less successful as projected; the integration of each party’s management, personnel and operations may not be successfully achieved or may be materially delayed or may be more costly or difficult than expected, deposit attrition, customer or employee loss and/or revenue loss as a result of the announcement of the proposed merger, and expenses related to the proposed merger may be greater than expected, (16) the other risks set forth in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2022. Therefore, the information set forth in such forward-looking statements should be carefully considered when evaluating the business prospects of the Company.

Additional Information about the Proposed Merger with Community West:

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger transaction, the Company has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC. The Registration Statement was declared by the SEC to be effective on December 27, 2023, and a joint proxy statement/prospectus was distributed to the shareholders of Community West and the Company in connection with their vote on the proposed merger on or about January 5, 2024.

SHAREHOLDERS OF THE COMPANY AND COMMUNITY WEST ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,
- more -

Central Valley Community Bancorp -- page 13
AS WELL AS SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders are urged to carefully review and consider each of the Company and Community West public filings with the SEC, including but not limited to the joint proxy/prospectus and their respective Annual Reports on Form 10-K, its Proxy Statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Central Valley’s documents filed with the SEC may be obtained free of charge at the Company’s website at www.cvcb.com or at the SEC’s website at www.sec.gov. The Company’s documents may also be obtained free of charge from the Company by requesting them in writing to Central Valley Community Bancorp, 7100 N. Financial Drive, Suite 101, Fresno, California 93720; Attention: Corporate Secretary, or by telephone at (559) 298-1775. Community West documents filed with the SEC may be obtained free of charge at Community West’s website at www.communitywestbank.com or at the SEC’s website at www.sec.gov. Community West documents may also be obtained free of charge from Community West by requesting them in writing to Community West Bancshares, 445 Pine Avenue, Goleta, California 93117, or by telephone at (805) 692-5821; Attention Corporate Secretary.

No Offer or Solicitation
This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation
The directors, executive officers and certain other members of management and employees at Community West and the Company may be deemed participants in the solicitation of proxies in favor of the merger from their respective shareholders. Information about the directors and executive officers of Community West is included in the proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2023. Information about the directors and executive officers of the Company is included in the proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023.

- more -

Central Valley Community Bancorp -- page 14
CENTRAL VALLEY COMMUNITY BANCORP
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31,	September 30,	December 31,
(In thousands, except share amounts)	2023	2023	2022

ASSETS
Cash and due from banks	$30,017	$27,558	$25,485
Interest-earning deposits in other banks	23,711	47,017	5,685
Total cash and cash equivalents	53,728	74,575	31,170
Available-for-sale debt securities	597,196	593,430	648,825
Held-to-maturity debt securities	302,442	303,451	305,107
Equity securities	6,649	6,354	6,558
Loans, less allowance for credit losses of $14,653, $15,529, and $10,848 at December 31, 2023, September 30, 2023, and December 31, 2022, respectively	1,276,144	1,259,877	1,245,456
Bank premises and equipment, net	14,042	9,703	7,987
Bank owned life insurance	41,572	41,301	40,537
Federal Home Loan Bank stock	7,136	7,136	6,169
Goodwill	53,777	53,777	53,777
Accrued interest receivable and other assets	80,740	85,755	76,933
Total assets	$2,433,426	$2,435,359	$2,422,519

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$951,541	$990,508	$1,056,567
Interest bearing	1,090,071	1,158,334	1,043,082
Total deposits	2,041,612	2,148,842	2,099,649
Short-term borrowings	80,000	—	46,000
Senior debt and subordinated debentures	69,744	69,708	69,599
Accrued interest payable and other liabilities	35,006	35,159	32,611
Total liabilities	2,226,362	2,253,709	2,247,859
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized, none issued and outstanding	—	—	—
Common stock, no par value; 80,000,000 shares authorized; issued and outstanding: 11,818,039, 11,814,883, and 11,735,291 at December 31, 2023, September 30, 2023, and December 31, 2022, respectively	62,550	62,338	61,487
Retained earnings	210,548	206,073	194,400
Accumulated other comprehensive loss, net of tax	(66,034)	(86,761)	(81,227)
Total shareholders’ equity	207,064	181,650	174,660
Total liabilities and shareholders’ equity	$2,433,426	$2,435,359	$2,422,519

- more -

Central Valley Community Bancorp -- page 15
CENTRAL VALLEY COMMUNITY BANCORP
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,
(In thousands, except share and per-share amounts)	2023	2023	2022	2023	2022

INTEREST INCOME:
Interest and fees on loans	$17,952	$17,692	$16,155	$69,803	$55,907
Interest on deposits in other banks	646	1,481	234	3,576	391
Interest and dividends on investment securities:
Taxable	5,825	5,900	5,426	23,437	20,011
Exempt from Federal income taxes	1,398	1,393	1,534	5,602	6,679
Total interest income	25,821	26,466	23,349	102,418	82,988
INTEREST EXPENSE:
Interest on deposits	4,636	5,015	483	15,527	1,197
Interest on short-term borrowings	149	—	803	810	254
Interest on senior debt and subordinated debentures	921	924	70	3,652	1,971
Total interest expense	5,706	5,939	1,356	19,989	3,422
Net interest income before (credit) provision for credit losses	20,115	20,527	21,993	82,429	79,566
(CREDIT) PROVISION FOR CREDIT LOSSES	(168)	186	500	309	995
Net interest income after (credit) provision for credit losses	20,283	20,341	21,493	82,120	78,571
NON-INTEREST INCOME:
Service charges	372	376	457	1,503	2,014
Net realized gain on sale of assets	372	30	3	402	15
Net realized losses on sales and calls of investment securities	(424)	(39)	(953)	(720)	(1,730)
Other income	1,947	1,216	1,463	5,835	4,755
Total non-interest income	2,267	1,583	970	7,020	5,054
NON-INTEREST EXPENSES:
Salaries and employee benefits	7,885	7,474	7,416	31,367	28,917
Occupancy and equipment	1,715	1,490	1,262	5,726	5,131
Other expense	5,254	4,472	3,474	18,207	14,436
Total non-interest expenses	14,854	13,436	12,152	55,300	48,484
Income before provision for income taxes	7,696	8,488	10,311	33,840	35,141
PROVISION FOR INCOME TAXES	1,803	2,098	2,678	8,304	8,496
Net income	$5,893	$6,390	$7,633	$25,536	$26,645
Net income per common share:
Basic earnings per common share	$0.50	$0.54	$0.65	$2.17	$2.27
Weighted average common shares used in basic computation	11,745,548	11,742,334	11,690,410	11,728,858	11,715,376
Diluted earnings per common share	$0.50	$0.54	$0.65	$2.17	$2.27
Weighted average common shares used in diluted computation	11,774,085	11,755,758	11,708,753	11,752,872	11,739,074
Cash dividends per common share	$0.12	$0.12	$0.12	$0.48	$0.48
- more -

Central Valley Community Bancorp -- page 16
CENTRAL VALLEY COMMUNITY BANCORP
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Unaudited)

	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
For the three months ended	2023	2023	2023	2023	2022
(In thousands, except share and per share amounts)
Net interest income	$20,115	$20,527	$20,205	$21,581	$21,993
(Credit) provision for credit losses	(168)	186	(343)	633	500
Net interest income after (credit) provision for credit losses	20,283	20,341	20,548	20,948	21,493
Total non-interest income	2,267	1,583	1,594	1,575	970
Total non-interest expense	14,854	13,436	13,805	13,205	12,152
Provision for income taxes	1,803	2,098	2,055	2,348	2,678
Net income	$5,893	$6,390	$6,282	$6,970	$7,633
Basic earnings per common share	$0.50	$0.54	$0.54	$0.60	$0.65
Weighted average common shares used in basic computation	11,745,548	11,742,334	11,723,127	11,703,813	11,690,410
Diluted earnings per common share	$0.50	$0.54	$0.54	$0.59	$0.65
Weighted average common shares used in diluted computation	11,774,085	11,755,758	11,740,390	11,731,135	11,708,753

CENTRAL VALLEY COMMUNITY BANCORP
SELECTED RATIOS
(Unaudited)

	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
As of and for the three months ended	2023	2023	2023	2023	2022
(Dollars in thousands, except per share amounts)
Allowance for credit losses to total loans	1.14%	1.22%	1.23%	1.19%	0.86%
Non-performing assets to total assets	—%	—%	—%	—%	—%
Total non-performing assets	$—	$—	$—	$—	$—
Total nonaccrual loans	$—	$—	$—	$—	$—
Total substandard loans	$18,088	$24,740	$25,435	$30,580	$27,785
Total special mention loans	$9,000	$16,966	$18,094	$29,061	$31,023
Net loan (recoveries) charge-offs	$(170)	$194	$(22)	$19	$18
Net (recoveries) charge-offs to average loans (annualized)	(0.05)%	0.06%	(0.01)%	0.01%	0.01%
Book value per share	$17.52	$15.37	$15.86	$15.49	$14.88
Tangible book value per share (1)	$12.97	$10.82	$11.31	$10.91	$10.30
Total equity	$207,064	$187,360	$182,052	$174,660	$158,814
Tangible common equity (1)	$153,287	$127,872	$133,583	$128.24	$120.814
Cost of total deposits	0.87%	0.90%	0.88%	0.20%	0.09%
Interest and dividends on investment securities exempt from Federal income taxes	$1,398	$1,393	$1,405	$1,405	$1,534
Net interest margin (calculated on a fully tax equivalent basis) (2)	3.52%	3.47%	3.46%	3.81%	3.80%
Return on average assets (3)	0.98%	1.02%	1.00%	1.15%	1.25%
Return on average equity (3)	12.78%	13.60%	13.60%	15.64%	18.79%
Loan to deposit ratio	63.22%	59.35%	57.07%	59.09%	59.83%
Efficiency ratio	64.98%	59.66%	62.00%	55.46%	49.85%
Tier 1 leverage - Bancorp	9.18%	8.70%	8.51%	8.58%	8.37%
Tier 1 leverage - Bank	11.77%	11.21%	11.04%	11.19%	10.86%
Common equity tier 1 - Bancorp	12.78%	12.51%	12.41%	11.80%	11.92%
Common equity tier 1 - Bank	16.79%	16.50%	16.49%	15.77%	15.87%
Tier 1 risk-based capital - Bancorp	13.07%	12.81%	12.71%	12.09%	12.22%
Tier 1 risk-based capital - Bank	16.79%	16.50%	16.49%	15.77%	15.87%
Total risk-based capital - Bancorp	16.08%	15.81%	15.76%	15.08%	14.92%
Total risk based capital - Bank	17.76%	17.47%	17.48%	16.75%	16.53%
(1) Non-GAAP measure. Tangible common equity equals totals shareholder’s equity ($207,064) minus goodwill and core deposit intangible ($53,777). Tangible common equity per share equals tangible common equity total ($153,287) divided by shares outstanding (11,818,039).
(2) Net Interest Margin is computed by dividing annualized quarterly net interest income by quarterly average interest-bearing assets.
(3) Computed by annualizing quarterly net income.
- more -

Central Valley Community Bancorp -- page 17
CENTRAL VALLEY COMMUNITY BANCORP
SCHEDULE OF AVERAGE BALANCES AND AVERAGE YIELDS AND RATES
(Unaudited)

	For the Three Months Ended December 31, 2023			For the Three Months Ended September 30, 2023			For the Three Months Ended December 31, 2022
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS
Interest-earning deposits in other banks	$46,886	$646	5.51%	$109,199	$1,481	5.42%	$24,607	$234	3.80%
Securities
Taxable securities	736,259	5,825	3.16%	755,630	5,900	3.12%	803,383	5,426	2.70%
Non-taxable securities (1)	254,954	1,770	2.78%	255,788	1,764	2.76%	272,862	1,942	2.85%
Total investment securities	991,213	7,595	3.06%	1,011,418	7,664	3.03%	1,076,245	7,368	2.74%
Total securities and interest-earning deposits	1,038,099	8,241	3.18%	1,120,617	9,145	3.26%	1,100,852	7,602	2.76%
Loans (2) (3)	1,268,322	17,952	5.62%	1,266,296	17,692	5.54%	1,238,592	16,155	5.17%
Total interest-earning assets	2,306,421	$26,193	4.51%	2,386,913	$26,837	4.46%	2,339,444	$23,757	4.03%
Allowance for credit losses	(15,677)			(15,300)			(10,436)
Non-accrual loans	—			—			160
Cash and due from banks	27,949			28,680			28,599
Bank premises and equipment	12,873			11,461			7,952
Other assets	85,363			91,231			75,933
Total average assets	$2,416,929			$2,502,985			$2,441,652
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Savings and NOW accounts	$436,817	$189	0.17%	$454,151	$169	0.15%	$561,779	$102	0.07%
Money market accounts	530,379	2,805	2.10%	576,866	2,846	1.96%	442,677	359	0.32%
Time certificates of deposit	162,058	1,642	4.02%	195,155	2,000	4.07%	71,026	22	0.12%
Total interest-bearing deposits	1,129,254	4,636	1.63%	1,226,172	5,015	1.62%	1,075,482	483	0.18%
Other borrowed funds	81,826	1,070	5.23%	69,691	924	5.30%	75,936	873	4.60%
Total interest-bearing liabilities	1,211,080	$5,706	1.87%	1,295,863	$5,939	1.82%	1,151,418	$1,356	0.47%
Non-interest bearing demand deposits	985,788			984,912			1,093,593
Other liabilities	35,598			34,231			34,182
Shareholders’ equity	184,463			187,979			162,459
Total average liabilities and shareholders’ equity	$2,416,929			$2,502,985			$2,441,652
Interest income and rate earned on average earning assets		$26,193	4.51%		$26,837	4.46%		$23,757	4.03%
Interest expense and interest cost related to average interest-bearing liabilities		5,706	1.87%		5,939	1.82%		1,356	0.47%
Net interest income and net interest margin (4)		$20,487	3.52%		$20,898	3.47%		$22,401	3.80%

(1)    Calculated on a fully tax equivalent basis, which includes Federal tax benefits relating to income earned on municipal bonds totaling $372, $371, and $408 at December 31, 2023, September 30, 2023, and December 31, 2022, respectively.
(2)    Loan interest income includes loan costs of $38, $8, and $135 at December 31, 2023, September 30, 2023, and December 31, 2022, respectively.
(3)    Average loans do not include non-accrual loans but do include interest income recovered from previously charged off loans.
(4)    Net interest margin is computed by dividing net interest income by total average interest-earning assets.

Central Valley Community Bancorp -- page 18
CENTRAL VALLEY COMMUNITY BANCORP
SCHEDULE OF AVERAGE BALANCES AND AVERAGE YIELDS AND RATES
(Unaudited)

	For the Year Ended December 31, 2023			For the Year Ended December 31, 2022
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS
Interest-earning deposits in other banks	$67,749	$3,576	5.28%	$48,032	$391	0.81%
Securities
Taxable securities	760,140	23,437	3.08%	862,079	20,011	2.32%
Non-taxable securities (1)	256,196	7,091	2.77%	270,014	8,454	3.13%
Total investment securities	1,016,336	30,528	3.00%	1,132,093	28,465	2.51%
Total securities and interest-earning deposits	1,084,085	34,104	3.15%	1,180,125	28,856	2.45%
Loans (2) (3)	1,263,226	69,803	5.53%	1,133,641	55,907	4.93%
Total interest-earning assets	2,347,311	$103,907	4.43%	2,313,766	$84,763	3.66%
Allowance for credit losses	(14,312)			(10,005)
Non-accrual loans	—			278
Cash and due from banks	27,671			36,491
Bank premises and equipment	10,465			8,092
Other assets	89,211			90,772
Total average assets	$2,460,346			$2,439,394
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Savings and NOW accounts	$473,102	$611	0.13%	$581,285	$232	0.04%
Money market accounts	531,013	8,910	1.68%	486,823	848	0.17%
Time certificates of deposit	163,220	6,006	3.68%	81,473	117	0.14%
Total interest-bearing deposits	1,167,335	15,527	1.33%	1,149,581	1,197	0.10%
Other borrowed funds	86,250	4,462	5.17%	63,752	2,225	3.49%
Total interest-bearing liabilities	1,253,585	$19,989	1.59%	1,213,333	$3,422	0.28%
Non-interest bearing demand deposits	987,906			1,006,511
Other liabilities	33,989			32,532
Shareholders’ equity	184,866			187,018
Total average liabilities and shareholders’ equity	$2,460,346			$2,439,394
Interest income and rate earned on average earning assets		$103,907	4.43%		$84,763	3.66%
Interest expense and interest cost related to average interest-bearing liabilities		19,989	1.59%		3,422	0.28%
Net interest income and net interest margin (4)		$83,918	3.58%		$81,341	3.52%

(1)    Calculated on a fully tax equivalent basis, which includes Federal tax benefits relating to income earned on municipal bonds totaling $1,489 and $1,775 at December 31, 2023 and December 31, 2022, respectively.
(2)    Loan interest income includes loan fees of $11 December 31, 2023 and loan costs of $274 at December 31, 2022.
(3)    Average loans do not include non-accrual loans but do include interest income recovered from previously charged off loans.
(4)    Net interest margin is computed by dividing net interest income by total average interest-earning assets.

CONTACTS: Investor Contact:                     Media Contact:
Shannon Livingston                    Debbie Nalchajian-Cohen
Executive Vice President, Chief Financial Officer        Public Relations
Central Valley Community Bancorp            Central Valley Community Bancorp
916-235-4617                        559-222-1322